FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 1550, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: February 14, 2006	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	TSX:SLW
February 13, 2006	AMEX:SLW

SILVER WHEATON TO ACQUIRE INCREASED SILVER PRODUCTION FROM GOLDCORP OF MORE THAN 100 MILLION OUNCES OVER 24 YEARS, INCREASING ANNUAL SILVER SALES TO 15 MILLION OUNCES BY 2009.

Vancouver, British Columbia – Silver Wheaton Corp. is pleased to announce that Silver Wheaton and Goldcorp Inc. (“Goldcorp”) have agreed to amend their existing silver purchase agreement in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Silver Wheaton’s annual silver sales will increase to approximately 11.5 million ounces for 2006, 2007 and 2008, increasing to 15 million ounces per annum thereafter.

The San Dimas mine has been in continuous production for over 100 years and is a low-cost producer of gold and silver.  As of December 31, 2004, proven and probable reserves totalled 38.4 million silver ounces, and inferred resources were estimated at 134.8 million ounces.  For further information on reserves and resources, please refer to the tables attached to this news release.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of US$3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007).  Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton, and a US$20 million Promissory Note, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton.  Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton. The total consideration of US$150 million is equal to the approximate value of Silver Wheaton’s share of the future capital expenditures estimated over the remaining life of the existing agreement.

Production of silver at the Luismin mines, which in 2005 approximated 8 million ounces, is expected to average approximately 9.5 million ounces for 2006, 2007 and 2008, increasing to 13 million ounces per annum thereafter. As a result of the amendment to the silver purchase agreement, Silver Wheaton will not be required to fund its 50% share of the increased capital expenditures planned by Goldcorp and will preserve its cash resources to fund growth opportunities.

The independent directors of Silver Wheaton have received an opinion from GMP Securities L.P. that the transaction is fair, from a financial point of view, to Silver Wheaton.

There will be a conference call to discuss the transaction on Tuesday, February 14, 2006 at 11:00 a.m. (EST).  You may participate in the call by dialing toll free 1-800-769-8320 in North America, or for local callers or those outside of North America by dialing 416-695-5259.  The conference call will also be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or 416-695-5275.  A live and audio webcast will be available on the website at www.silverwheaton.com.

Closing of the transaction is conditional upon completion of definitive documentation and receipt of all requisite regulatory approvals, including the approval of the Toronto Stock Exchange.

Randy Smallwood, P. Eng., Vice President, Corporate Development of Silver Wheaton is the “qualified person” as defined in National Instrument 43-101 who has reviewed the proposed expansion of ore production at the San Dimas mine and has reviewed and approved of the contents of this news release.

Silver Wheaton is a public mining company with 100% of its revenue from silver production.  Silver Wheaton is debt free, unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2004 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This section uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

SAN DIMAS MINE MINERAL RESERVES AND RESOURCES

The following table sets forth the estimated Mineral Reserves (silver only) for the San Dimas Mines as at December 31, 2004:

Proven and Probable Mineral Reserves

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)

Proven	1,090,000	489	17,200,000
Probable	1,490,000	442	21,200,000
Proven + Probable	2,590,000	462	38,400,000

(1)

The Mineral Reserves for the San Dimas mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Company’s annual information form for the year ended December 31, 2005 for further details.

The following table sets forth the estimated Mineral Resources (silver only) for the San Dimas Mines as at December 31, 2004:

Measured, Indicated and Inferred Mineral Resources (2)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Silver Grade (grams per tonne)	Contained Silver (ounces)
	—	—	—
Inferred	13,260,000	316	134,800,000

(1)

The Mineral Resources for the San Dimas mine set out in the table above have been estimated by Reynaldo Rivera, AusIMM at Luismin who is a qualified person under NI 43-101.  The Mineral Resources are classified as inferred, and are based on the CIM Standards.  See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Company’s annual information form for the year ended December 31, 2004 for further details.

(2)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.